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FOR IMMEDIATE RELEASE

January 19, 1998

AQUA-CHEM JOB REDUCTIONS CULMINATE LATEST
EFFORTS TO ENHANCE OVERALL PERFORMANCE

         MILWAUKEE WI -- As part of its ongoing objective to enhance overall company performance, Aqua-Chem, Inc. will have reduced its workforce by some 225 people since mid-1998 -- nearly 16 per cent of its total employee population -- including 81 positions which were affected throughout the company this week, according to Jeffrey A. Miller, President and CEO. The company's executive staff has also been realigned.
         This latest personnel reduction is one of a series of business actions following the company's mid-1998 acquisition of National Dynamics, Lincoln NE.
         The National Dynamics acquisition yielded operating efficiencies through combination of the company's existing industrial water tube boiler business with that of National Dynamics. Simultaneously, Aqua-Chem began the process of closing its boiler manufacturing facility in Greenville MS.





Aqua-Chem RIF -- 2

         The combination of product rationalization related to the National Dynamics acquisition, the continuing closing process of the Greenville MS plant and a slowdown in new orders has necessitated this latest personnel reduction.
         Aqua-Chem announced late last month that, while its order backlog remains relatively high, sales were down compared with the same quarter a year earlier. New order volume has continued to languish due largely to the general international economic conditions.
                  In addition to these necessary cost management measures, Robert D. Endacott, a business advisor to the company, at the recommendation of the Board of Directors, has accepted the position of Vice Chairman. Endacott will serve as liaison with the Board on development of growth and acquisition strategies for Aqua-Chem.
         Chief Financial Officer F. Scott Barton has elected to resign his position effective mid-February 1999. The company will begin a search immediately for Barton's successor while engaging an interim chief financial officer until Barton's successor can be found. Barton will assist in the transition.
         Miller continues to execute direct management responsibilities for the company's Cleaver-Brooks division, a role he assumed following the resignation of that division's senior executive. The company is seeking an experienced senior executive for its Cleaver-Brooks division.







Aqua-Chem RIF -- 3


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         Aqua-Chem, headquartered In Milwaukee with manufacturing facilities located in the United States, Canada and Mexico, is a world leader in engineered energy and environmental products and services.
         Aqua-Chem's Cleaver-Brooks division is recognized as the world's largest manufacturer of commercial and industrial boilers. The Water Technologies division of Aqua-Chem is known worldwide as a leader in the design and production of water purification and treatment products and systems for selected commercial, government, military and industrial applications. Its National Dynamics division manufactures and markets industrial water tube boilers and heat recovery and co-generation systems.

                                            -end-



For further information, contact:

Jeffrey A. Miller
Aqua-Chem, Inc.
P. O. Box 421
Milwaukee WI 53201
414-577-3184